Exhibit 99.1

Genetic Technologies Limited ABN 17 009 212 328 Appendix 4E and Preliminary financial report for the year ended 30 June 2019

Genetic Technologies Limited
Appendix 4E
30 June 2019

Genetic Technologies Limited
Appendix 4E
Year ended 30 June 2019

Name of entity:	Genetic Technologies Limited
ABN:	17 009 212 328
Year ended:	30 June 2019
Previous period:	30 June 2018

Results for announcement to the market

				$
Revenue from ordinary activities	Down	(86.6)%	to	25,444
Loss from ordinary activities after tax attributable to members	Up	(25.7)%	to	(6,870,099)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

During the 2019 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $25K compared to $189K million in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGenplus® tests.

The loss for the year was $6.8 million when compared to $5.4 million in 2018, which included $0.5 million in attributable to the voluntary liquidation of GeneType AG, the dormant Swiss subsidiary .

Please refer to the review of operations and activities for detailed explanation of the results.

Additional information supporting the Appendix 4E disclosure requirements can be found in the review of operations and activities, directors' report and the financial statements for the year ended 30 June 2019.

Net tangible assets per security

	2019 Cents	2018 Cents
Net tangible asset backing (per share)	**0.05**	0.19

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2019.

Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Genetic Technologies Limited Appendix 4E 30 June 2019 (continued) Audit This preliminary final report is based on accounts which are in the process of being audited. The 30 June 2019 financial report, when audited, is likely to contain an independent auditor’s report which includes an emphasis of a matter related to a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Additional disclosure has been included in Note 1 to the preliminary final report.

Genetic Technologies Limited
Corporate directory

Directors	Dr Paul Kasian *Executive Chairman and Chief Executive Officer* Dr Lindsay Wakefield *Non-Executive Director* Dr Jerzy Muchnicki *Non-Executive Director* Mr Peter Rubinstein *Non-Executive Director* Mr Xue Lee (resigned on July 09, 2019) *Non-Executive Director*
Secretary	Mr Justyn Stedwell
Registered office and principal place of business	60-66 Hanover Street (PO Box 115) Fitzroy VIC 3065 Australia Telephone: +61 (0)3 8412 7000 Facsimile: +61 (0)3 8412 7040
Share register	Computershare Investor Services Pty Limited 452 Johnston Street Abbotsford VIC 3067 Australia Telephone: +61 0(3) 9415 5000 Facsimile: +61 0(3) 9473 2500
Auditor	PricewaterhouseCoopers 2 Riverside Quay Southbank VIC 3066 Australia Telephone: +61 (0)3 8603 1000 Facsimile: +61 (0)3 8603 1999
Bankers	National Australia Bank Level 2, 151 Rathdowne Street Carlton VIC 3053
Stock exchange listings	Genetic Technologies Limited shares are listed on the Australian Securities Exchange (ASX: GTG) and NASDAQ (GENE)
Website	www.gtglabs.com

Genetic Technologies Limited 1

Genetic Technologies Limited Review of operations and activities 30 June 2019 Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide an Operational Update for the period ending 30 June 2019 and including events up until 30 August 2019, together with the attached Appendix 4E. GTG’s Genetic Test Products GeneType for Breast Cancer: GeneType for Breast Cancer is now launched. By increasing the range of risk factors analysed, the test provides world-leading, clinically actionable insight for medical practitioners and genetic counsellors representing approximately 95% of women. World-leading Colorectal cancer test - GeneType for Colorectal Cancer: GTG’s first-to-market genetic risk assessment test for colorectal cancer is also now launched. This is the first of a suite of ground-breaking new products GTG will deliver in the next 12 months. Further genetic risk assessment tests under development: • Cardiovascular Disease - target launch late 2019 • Type 2 Diabetes - target launch late 2019 • Prostate Cancer - 2020 • Melanoma - 2020 Memorandum of Understanding (MoU) signed with The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA GTG has announced that it has established an MoU with TGen. TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare childhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases. The Parties have agreed to focus on a Clinical Utility Study as the first stage in the ongoing collaboration. This Study will be undertaken with TGen’s extensive network of cancer centre clinicians. The Company anticipates advising the market of further details in the near future. Over time, the collaboration will be wide in scope covering: • Distribution Channels • Reimbursement Strategy • Further Research • Potential for Establishment of New Laboratory Facility Key features include that GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market and establish any required fund-raising mechanisms. GTG continues to explore operational expansion in China GTG continues to explore China FDA approval for the Company’s new and growing portfolio of genetic risk assessment tests. The Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year. Breast cancer is increasing at a rate of over 3.5% each year. GTG’s market entry into China aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people. Genetic Technologies Limited 2

Genetic Technologies Limited Review of operations and activities 30 June 2019 (continued) Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes. GTG is now becoming more actively involved with Chinese healthcare providers and is working with a significant US based Asian medical distribution network expert. More announcements regarding GTG’s Chinese activities are expected over coming months. Capital - a successful US capital raise On 23 May 2019, the Company announced it had placed 1,476,143 American Depository Shares (ADSs) of the Company at an issue price of USD$0.80 per ADR with foreign institutional and sophisticated investors introduced by the Company's broker in the United States, Aegis Capital Corp. GTG is pleased that it has established a strong and ongoing relationship with AEGIS and also with its Investor Relations advisors in the US and Australia. Extraordinary General Meeting (EGM) - set down for 26 September 2019 The Company has called an EGM to be held in Melbourne on 26 September 2019. The business for the meeting is entirely focused on refreshing the Company’s placement capacity following successful capital raising activities undertaken in Australia by Kentgrove Capital (refer announcements made on the ASX from August 2019) and in the US by AEGIS (refer above). NASDAQ ADR Repricing (reverse split / consolidation) The Company successfully completed a 4 for 1 consolidation of its US ADRs on 15 August 2019. As a result, 600 GTG shares now equate to 1 GENE ADR (formerly 150 GTG:1 GENE). Management Update GTG provides the following update regarding the composition of the Executive Management Team. Chief Financial Officer The Company announced that Mr Phillip Hains was appointed CFO of GTG on 15 July 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions. Company Secretary The Company announced that Mr Justyn Stedwell was appointed Company Secretary on 15 July 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. Former Chief Financial Officer / Chief Operating Officer and Company Secretary The Company’s former CFO/COO and Company Secretary Mr Paul Viney continues in a consulting capacity to ensure recent strategic momentum is maintained and to assist with Investor Relations matters, particularly in the US. Genetic Technologies Limited 3

Genetic Technologies Limited Review of operations and activities 30 June 2019 (continued) Financial Snapshot Operational cash spend for the quarter continues to be constrained - reflecting the Company’s strong cost focus and attention to delivering upon its research and development mandate. Expenditure on compliance related matters was elevated in the last few months of the financial year and will continue at this level until at least the end of September 2019. These costs relate to legal support required for ASX and NASDAQ matters, as well as the Company’s planned Extraordinary General Meeting to refresh the Placement Capacity of the Company. The Company’s cash receipts remained low as expected during this time of strategic transition, as investment in R&D, development of new product and distribution channels represent the major strategic and budgetary priorities for the Company. Shareholders can expect costs to remain contained during the remainder of 2019 and to see GTG focus strongly on product development and the establishment of distribution relationships in the US and Asia. Genetic Technologies Limited 4

Genetic Technologies Limited ABN 17 009 212 328 Preliminary final report - 30 June 2019 Financial statements Consolidated statement of profit or loss and other comprehensive income Consolidated balance sheet Consolidated statement of changes in equity Consolidated statement of cash flows (direct method) Notes to the preliminary financial statements 6 7 8 9 10 This Preliminary final report is consolidated financial statements for the group consisting of Genetic Technologies Limited and its subsidiaries. A list of major subsidiaries is included in note 9. The Preliminary final report is presented in the Australian currency. Genetic Technologies Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: 60-66 Hanover Street Fitzroy VIC 3065 Genetic Technologies Limited 5

Genetic Technologies Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 30 June 2019

	Notes	2019 $	2018 $
Revenue from contracts with customers		**25,444**	189,254
Cost of sales of goods		**(276,267)**	(300,088)
Gross loss		**(250,823)**	(110,834)
Other income	4(a)	**575,274**	441,476
Other gains/(losses) – net	4(b)	**(407,482)**	655,409
General and administrative expenses		**(3,830,198)**	(3,144,178)
Laboratory and Research and Development		**(2,360,762)**	(2,210,498)
Selling and Marketing		**(576,077)**	(1,066,404)
Operating loss		**(6,850,068)**	(5,435,029)
Finance expenses		**(20,031)**	(28,843)
Loss before income tax		**(6,870,099)**	(5,463,872)
Income tax expense		**-**	-
Loss for the period		**(6,870,099)**	(5,463,872)
Other comprehensive income			
Items that may be reclassified to profit or loss:			
Exchange differences on translation of foreign operations	7(b)	23,668	(522,966)
Total comprehensive loss for the period		**(6,846,431)**	(5,986,838)
Total comprehensive income for the period is attributable to:			
Owners of Genetic Technologies Limited		**(6,846,431)**	(5,986,838)
		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:			
Basic and diluted loss per share	12	**(0.26)**	(0.22)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Genetic Technologies Limited 6

Genetic Technologies Limited
Consolidated balance sheet
As at 30 June 2019

	Notes	2019 $	2018 $
ASSETS			
Current assets			
Cash and cash equivalents	5(a)	**2,131,741**	5,487,035
Trade and other receivables	5(b)	**374,271**	301,383
Inventories		**31,865**	59,007
Other current assets		**213,300**	143,272
Total current assets		**2,751,177**	5,990,697
Property, plant and equipment	6(a)	**69,333**	175,284
Total non-current assets		**69,333**	175,284
Total assets		**2,820,510**	6,165,981
LIABILITIES			
Current liabilities			
Trade and other payables	5(c)	**1,005,308**	945,130
Employee benefit obligations	6(b)	**487,682**	505,583
Total current liabilities		**1,492,990**	1,450,713
Non-current liabilities			
Employee benefit obligations	6(b)	**809**	3,390
Total non-current liabilities		**809**	3,390
Total liabilities		**1,493,799**	1,454,103
Net assets		**1,326,711**	4,711,878
EQUITY			
Share capital	7(a)	**125,498,824**	122,372,662
Other reserves	7(b)	**6,009,932**	5,651,162
Retained earnings		**(130,182,045)**	(123,311,946)
Total equity		**1,326,711**	4,711,878

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Genetic Technologies Limited 7

Genetic Technologies Limited
Consolidated statement of changes in equity
For the year ended 30 June 2019

	Notes	Attributable to owners of Genetic Technologies Limited			
		Share capital	**Other reserves**	**Retained earnings**	**Total equity**
		$	**$**	**$**	**$**
Balance at 1 July 2017		122,382,625	6,044,493	(117,848,074)	10,579,044
Loss for the period		-	-	(5,463,872)	(5,463,872)
Other comprehensive loss		-	(522,966)	-	(522,966)
Total comprehensive income for the period		**-**	**(522,966)**	**(5,463,872)**	**(5,986,838)**
Transactions with owners in their capacity as owners:					
Contributions of equity net of transaction costs	7(a)	(9,963)	-	-	(9,963)
Share-based payments		-	129,635	-	129,635
		(9,963)	129,635	-	119,672
Balance at 30 June 2018		**122,372,662**	**5,651,162**	**(123,311,946)**	**4,711,878**

	Notes	Attributable to owners of Genetic Technologies Limited			
		Share capital	**Other reserves**	**Retained earnings**	**Total equity**
		$	**$**	**$**	**$**
Balance at 30 June 2018 as originally presented		122,372,662	5,651,162	(123,311,946)	4,711,878
Loss for the period		-	-	(6,870,099)	(6,870,099)
Other comprehensive loss		-	23,668	-	23,668
Total comprehensive income for the period		**-**	**23,668**	**(6,870,099)**	**(6,846,431)**
Transactions with owners in their capacity as owners:					
Contributions of equity, net of transaction costs and tax	7(a)	3,126,162	-	-	3,126,162
Share-based payments		-	341,201	-	341,201
Reversal of forfeited options		-	(6,099)	-	(6,099)
		3,126,162	335,102	-	3,461,264
Balance at 30 June 2019		**125,498,824**	**6,009,932**	**(130,182,045)**	**1,326,711**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Genetic Technologies Limited 8

Genetic Technologies Limited Consolidated statement of cash flows For the year ended 30 June 2019 2019 $ 2018 $ Notes Cash flows from operating activities Receipts from customers (inclusive of GST) Payments to suppliers and employees (inclusive of GST) R&D tax incentive and other grants received Interest received Net cash (outflow) from operating activities 204,768 (7,048,612) 297,213 758,452 (6,394,985) - 25,849 15,218 (6,520,782) (5,621,315) Cash flows from investing activities Payments for property, plant and equipment Net cash (outflow) from investing activities (76,860) (2,385) 6(a) (76,860) (2,385) Cash flows from financing activities Proceeds from issues of shares and other equity securities Share issue cost Net cash inflow (outflow) from financing activities 7(a) 3,557,509 - (431,347) (9,963) 3,126,162 (9,963) (5,633,663) 10,988,255 132,443 Net (decrease) in cash and cash equivalents Cash and cash equivalents at the beginning of the financial year Effects of exchange rate changes on cash and cash equivalents Cash and cash equivalents at end of year (3,471,480) 5,487,035 116,186 2,131,741 5,487,035 5(a)

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019

Contents of the notes to the preliminary financial statements

		Page
1	Going Concern	11
2	Segment information	12
3	Revenue from contract with customers	12
4	Other income and expense items	12
5	Financial assets and financial liabilities	13
6	Non-financial assets and liabilities	14
7	Equity	16
8	Capital management	17
9	Interests in other entities	17
10	Contingent liabilities and contingent assets	18
11	Related party transactions	19
12	Loss per share	22
13	Summary of significant accounting policies	23

Genetic Technologies Limited 10

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 1Going Concern For the year ending 30 June 2019, the Group incurred a total comprehensive loss of $6,846,431 (2018: $5,986,839) and net cash outflow from operations of $6,546,631 (2018: $5,621,315). As at 30 June 2019 the Group held total cash and cash equivalents of $2,131,741. During the 2020 financial year, the Directors expect stable cash outflows from operations as the Company continues to invest resources in expanding the research & development activities in support of the distribution of existing and new products. As a result of these expected cash outflows to support the announcement of the launch of further new genetic testing products, the Directors intend to raise further new equity funding in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments and to deliver on partner expectations in China and the USA. The Company intends to approve a new Prospectus subsequent to enable further capital raising as required in the United States. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as the Group’s obligations under ASX Listing Rule 7.1 In addition to the plans to raise capital in the US, the Group has recorded a receivable at 30 June 2019 from the Australian Taxation Office in respect of the 2019 research and development tax incentive claim which the Group expects to receive this in September 2019. The group also has access to equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement), expiring 7 April 2020. The Group current does not have any binding commitments under this facility and the quantum and timing of capital raised will be subject to the market price and trading volumes of our ordinary shares. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings in October of 2019. Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern. Genetic Technologies Limited 11

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 2Segment information Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Genetic Technologies Limited. The company has identified one reportable segment; that is, to provide molecular risk assessment for cancer. The segment details are therefore fully reflected in the body of the financial statements. 3Revenue from contract with customers (a) Disaggregation of revenue from contracts with customers The group derives revenue from the transfer of services at a point in time: 2018 $ 2019 $ 189,254 BREVAGenplus 25,444 25,444 189,254 (b) Accounting policies (i) Services Revenue from the provision molecular risk testing for cancer (BREAVGenplus) is recognised at a point time when the group has provided the customer with their test results, the single performance obligation. 4Other income and expense items (a) Other income 2018 $ 2019 $ R&D Grant Income Other 412,212 163,062 299,351 142,125 441,476 575,274 (i) Fair value of R&D tax incentive The group's research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2019, the group has included an item in other income of $412,212 (2018: $299,351) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. (b) Other gains/(losses) Genetic Technologies Limited 12

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

4 Other income and expense items (continued)

(b) Other gains/(losses) (continued)

	Notes	2019 $	2018 $
Net gain/(loss) on disposal of property, plant and equipment (excluding property, plant and equipment sold as part of the engineering division)	6(a)	**-**	527,048
Net foreign exchange gains/(losses)		**92,518**	128,367
Net impairment losses	9	**(500,000)**	(6)
		(407,482)	655,409

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	2019 $	2018 $
Current assets		
Cash at bank and in hand	**2,131,741**	5,487,035

(i) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 13(h) for the group's other accounting policies on cash and cash equivalents.

(b) Trade and other receivables

	Notes	2019 Current $	2019 Non-current $	2019 Total $	2018 Current $	2018 Non-current $	2018 Total $
Trade receivables		**16,529**	**-**	**16,529**	10,503	-	10,503
Loss allowance		**-**	**-**	**-**	-	-	-
		16,529	**-**	**16,529**	10,503	-	10,503
Other receivables		**357,742**	**-**	**357,742**	290,880	-	290,880
Total trade and other receivables		**374,271**	**-**	**374,271**	301,383	-	301,383

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(ii) Other receivables

These amounts primarily comprise amounts receivable from the Australian Taxation Office in relation to the R&D tax incentive.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Genetic Technologies Limited 13

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

5 Financial assets and financial liabilities (continued)

(c) Trade and other payables

	2019			2018		
	Current $	**Non-current $**	**Total $**	Current $	Non-current $	Total $
Trade payables	**590,231**	**-**	**590,231**	535,924	-	535,924
Accrued expenses	**346,654**	**-**	**346,654**	186,704	-	186,704
Other payables	**68,423**	**-**	**68,423**	222,502	-	222,502
	1,005,308	**-**	**1,005,308**	945,130	-	945,130

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

6 Non-financial assets and liabilities

(a) Property, plant and equipment

Non-current	**Plant and equipment $**	**Furniture, fittings and equipment $**	**Leasehold improvements $**	**Leased plant and equipment $**	**Total $**
At 1 July 2017					
Cost or fair value	2,046,015	774,729	462,797	-	3,283,541
Accumulated depreciation	(1,804,179)	(689,083)	(313,631)	-	(2,806,893)
Net book amount	241,836	85,646	149,166	-	476,648
Year ended 30 June 2018					
Opening net book amount	241,836	85,646	149,166	-	476,648
Additions	-	2,385	-	-	2,385
Depreciation charge	(145,844)	(40,932)	(116,973)	-	(303,749)
Closing net book amount	95,992	47,099	32,193	-	175,284
At 30 June 2018					
Cost or fair value	2,046,015	757,063	456,286	6,512	3,265,876
Accumulated depreciation	(1,950,023)	(709,964)	(424,093)	(6,512)	(3,090,592)
Net book amount	95,992	47,099	32,193	-	175,284

Genetic Technologies Limited 14

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

6 Non-financial assets and liabilities (continued)

(a) Property, plant and equipment (continued)

Year ended 30 June 2019					
Opening net book amount	95,992	47,099	32,193	-	175,284
Additions	-	67,766	9,094	-	76,860
Depreciation charge	(55,480)	(86,468)	(40,863)	-	(182,811)
Closing net book amount	40,512	28,397	424	-	69,333
At 30 June 2019					
Cost or fair value	2,046,015	824,829	465,380	-	3,336,224
Accumulated depreciation and impairment	(2,005,503)	(796,432)	(464,956)	-	(3,266,891)
Net book amount	40,512	28,397	424	-	69,333

(i) Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

• Plant and equipment	3 - 5 years
• Furniture, fittings and equipment	3 - 5 years
• Leasehold improvements	1 - 3 years (lease term)
• Leased plant and equipment	3 years (lease term)

See note 13(j) for the other accounting policies relevant to property, plant and equipment.

(b) Employee benefit obligations

	2019			2018		
	Current	**Non-current**	**Total**	Current	Non-current	Total
	$	**$**	**$**	$	$	$
Leave obligations (i)	**487,682**	**809**	**488,491**	505,583	3,390	508,973

(i) Leave obligations

The leave obligations cover the group's liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 13(m).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $487,682 (2018: $505,583) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Genetic Technologies Limited 15

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

7 Equity

(a) Share capital

	Notes	2019 Shares	2018 Shares	2019 $	2018 $
Ordinary shares	7(a)(ii)				
Fully paid		**2,938,134,143**	2,435,282,724	**125,498,824**	122,372,662
	7(a)(i)	**2,938,134,143**	2,435,282,724	**125,498,824**	122,372,662
Total share capital		**2,938,134,143**	2,435,282,724	**125,498,824**	122,372,662

(i) Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2017	**2,435,282,724**	**122,382,625**
Less: transaction costs arising on share issue	-	(9,963)
Balance 30 June 2018	**2,435,282,724**	**122,372,662**
Issue of 108,833,100 Ordinary Shares @ $0.0113Shares issued as part of private placements	108,833,100	-
Issue of 100,000,000 Ordinary Shares @ 0.0135 (25 October 2018)	100,000,000	1,350,000
Issue of 72,596,869 Ordinary Shares @ 0.00676 (6 May 2019)	72,596,869	490,589
Issue of 221,421,450 Shares (1,476,143 ADS @ US$ 0.80/ADS) (23 May 2019)	221,421,450	1,716,920
Less: transaction costs arising on share issue	-	(431,347)
Balance 30 June 2019	**2,938,134,143**	**125,498,824**

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(b) Other reserves

The consolidated balance sheet line item 'other reserves' comprises the 'share-based payments reserve'.

(i) Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options issued to key management personnel, other employees and and eligible contractors.

Genetic Technologies Limited 16

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

7 Equity (continued)

(b) Other reserves (continued)

Foreign currency translation

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 13(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii) Movements in options:

Details	Number of options	Total $
Balance at 1 July 2017	**75,102,778**	**4,755,596**
Share based payment expense	-	147,224
Reversal of forfeited/lapse Options	(20,000,000)	(17,588)
Balance 30 June 2018	**55,102,778**	**4,885,232**
Share based payment expense	-	341,201
Reversal of forfeited/lapse Options	(45,602,778)	(6,099)
Issue of options	104,750,000	-
Balance 30 June 2019	**114,250,000**	**5,220,334**

8 Capital management

(a) Risk management

The group's objectives when managing capital are to

- safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and
- maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group's constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group's management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2019 (2018: nil). The group's franking account balance was nil at 30 June 2019 (2018: nil).

9 Interests in other entities

(a) Material subsidiaries

The group's principal subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Genetic Technologies Limited 17

Genetic Technologies Limited
Notes to the preliminary financial statements
30 June 2019
(continued)

9 Interests in other entities (continued)

(a) Material subsidiaries (continued)

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group		Ownership interest held by non-controlling interests	
		2019	2018	**2019**	2018
		%	%	**%**	%
GeneType Corporation	US	**100**	100	**-**	-
Gene Ventures Pty Ltd	Australia	**100**	100	**-**	-
GeneType Pty Ltd	Australia	**100**	100	**-**	-
Genetic Technologies Corporation Pty Ltd	Australia	**100**	100	**-**	-
Phenogen Sciences Inc	US	**100**	100	**-**	-
Genetic Technologies HK Limited	HK	**100**	-	**-**	-

In December 2018, Genetic Technologies Limited entered and invested $250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. Subsequent to the year end (August 6, 2019), the Company announced that the Joint Venture agreement was cancelled and hence investment of $250,000 was treated as impaired.

In August 2018, the Company invested $250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. The Company has subsequently impaired the investment due to expiry of the sunset period which was announced on the ASX on August 7, 2019.

At the end of the year ended 30 June 2019, Genetic Technologies HK Limited has 100% ownership of Hainang Aocheng Genetic Technologies Co. Limited.

10 Contingent liabilities and contingent assets

The group had no contingent liabilities at 30 June 2019 (2018: nil).

Genetic Technologies Limited 18

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 11 Related party transactions (a) Parent entities Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group and with other related parties During the year ended 31 December 2019, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates. Debt convertible notes During the year ended 30 June 2015, the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company. Of these convertible notes, $125,000 were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes remain unexercised at 30 June 2019. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on 31 January 2018, also participated in the debt convertible notes raising, and at 30 June 2019 indirectly held 6,666,667 and 5,000,000 options respectively. Genetic Technologies Limited 19

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 11 Related party transactions (continued) (a) Parent entities (continued) Blockchain Global Limited As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework The agreement became binding on 29 November 2019 upon receiving the requisite shareholder approval. This framework includes an issuance of 486,000,000 milestone shares to BCG in 3 tranches subject to the achievement of certain performance conditions. The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current half-year given performance conditions have not been met. A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. Performance Rights Issuance After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows: • 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kaisian • 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield • 6,250,000 Class A Performance Rights to Dr George Muchnicki • 5,000,000 Class A Performance Rights to Mr Peter Rubinstein • 3,750,000 Class A Performance Rights to Mr Xue Lee Further detail around each tranche of performance rights has been detailed within the explanatory memorandum accompanying the Notice of Meeting lodged with the ASX on 30 October 2018. The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year-end. Blockshine Health Joint Venture The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, will pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health will have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture and have a 49% equity stake. %. Subsequent to the year end (August 6, 2019), the Company announced that the Joint Venture agreement was cancelled and hence investment of $250,000 was treated as impaired. Dr George Muchnicki is currently the director of both the Company and Blockshine Health. At this time, no Directors fees are payable to Dr Muchnicki by the joint venture company Blockshine Health. Genetic Technologies Limited 20

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 11 Related party transactions (continued) (a) Parent entities (continued) Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on 14 August 2018). Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone. Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019, With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest global markets for genomic testing. The invitation from representatives of the Hainan Government represents a significant opportunity for GTG to advance the adoption of genetic risk assessment tests in the region. GTG’s Chairman, Dr Paul Kasian has been named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached. There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above. Details of Directors and Key Management Personnel as at balance date Directors • Dr Paul Kasian (Chairman and Interim CEO) • Dr Lindsay Wakefield (Non-Executive) • Dr Jerzy Muchnicki (Executive Director) • Mr Peter Rubinstein (Non-Executive) • Mr Xue Lee (Non-Executive) (resigned on July 9, 2019) Executives • Dr Richard Allman (Scientific Director) • Mr Paul Viney (Chief Financial Officer, Chief Operating Officer and Company Secretary) (appointed on December 15, 2019 and resigned on July 15, 2019) • Kevin Fischer (Chief Financial Officer) (resigned on December 31, 2018) Genetic Technologies Limited 21

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 11 Related party transactions (continued) (b) Key management personnel compensation 2019 $ 2018 $ Short-term employee benefits Post-employment benefits Long-term benefits Termination benefits Share-based payments 1,215,632 96,315 2,371 164,760 130,385 818,645 86,131 734 14,094 177,927 1,097,531 1,609,463 The above table includes remuneration paid to Kevin Fischer (resigned on December 31, 2018) during the financial year. 12 Loss per share (a) Reconciliations of earnings used in calculating earnings per share 2019 $ 2018 $ Basic and diluted loss per share Loss attributable to the ordinary equity holders of the company used in calculating loss per share: From continuing operations (b) Weighted average number of shares used as the denominator 6,870,099 5,463,872 2019 Number 2018 Number Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share 2,635,454,870 2,435,282,724 On the basis of the group's losses, the outstanding options as at 30 June 2019 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation. Genetic Technologies Limited 22

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (a) Basis of preparation The financial information included in this document for the year ended 30 June 2019 is unaudited. The financial information does not constitute Genetic Technologies Limited's full financial statements for the year ended 30 June 2019, which will be approved by the board, reported on by the auditors, and lodged with the Australian Securities Exchange (ASX). The full financial statements will be prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The group's preliminary financial report does not include all the notes of the type normally included in an annual financial report. The preliminary financial report has been prepared in accordance with the recognition and measurement requirements, but not all disclosure requirements of Australian Accounting Standards and Interpretations and the Corporations Act 2001. (i) Historical cost convention The financial statements have been prepared on a historical cost basis. (ii) Going concern Please refer to Note 1 for detailed note on going concern matters. (iii) New and amended standards adopted by the group The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2018: • • • AASB 9 Financial Instruments AASB 15 Revenue from Contracts with Customers AASB 2016-5 Amendments to Australian Accounting Standards - Classification and Measurement of Share-based Payment Transactions Interpretation 22 Foreign Currency Transactions and Advance Consideration. • The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods. (iv) New standards and interpretations not yet adopted Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below. Genetic Technologies Limited 23

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (continued) (a) Basis of preparation (continued) There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions. (b) Principles of consolidation and equity accounting (i) Subsidiaries Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the group. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. (c) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the chief executive officer. Genetic Technologies Limited 24 Title of standard AASB 16 Leases Nature of change AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the consolidated balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. Impact The group has reviewed all leasing arrangements in light of the new lease accounting rules in AASB 16. The standard will affect the accounting for the group’s operating leases. As at the reporting date, the group has non-cancellable operating lease commitments of $487,849. The group expects to recognise at 1 July 2019 right-of-use assets of an amount approximating the nominal value of these non-cancellable operating lease commitments, discounted at the group's incremental borrowing rate. A corresponding lease liability will offset the amount recognised as a right-of-use asset at 1 July 2019. Overall net current assets will be $ 14,712 lower due to the presentation of a portion of the liability as a current liability. In financial year 2020, the operating cash flows will increase and financing cash flows decrease by approximately $221,281 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities. Mandatory application date/ Date of adoption by group The group will apply the standard from its mandatory adoption date of 1 July 2019. The group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (continued) (d) Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollar ($), which is Genetic Technologies Limited's functional and presentation currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses). Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income. (iii) Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognised in other comprehensive income. • • On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. (e) Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 4 provides further information on how the group accounts for government grants. (f) Income tax The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Genetic Technologies Limited 25

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (continued) (f) Income tax (continued) The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. (g) Leases Leases in which a significant portion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases . Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. (h) Cash and cash equivalents For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet. (i) Inventories (i) Raw materials and stores, work in progress and finished goods Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. (j) Property, plant and equipment Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred. The depreciation methods and periods used by the group are disclosed in note 6(a). The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Genetic Technologies Limited 26

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (continued) (j) Property, plant and equipment (continued) An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount . Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings. (k) Intangible assets Intangible assets are initially measured at cost. Following initial recognition, intangible assets are carried at historical cost, less any accumulated amortisation and impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication of impairment. Amortisation methods and periods for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation method and/or period, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of profit or loss and other comprehensive income. (i) Patents, licences and other rights Patents held by the group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. (ii) Research and development Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred. Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred. (l) Provisions Provisions for legal claims, service warranties and make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense. Genetic Technologies Limited 27

Genetic Technologies Limited Notes to the preliminary financial statements 30 June 2019 (continued) 13 Summary of significant accounting policies (continued) (m) Employee benefits (i) Short-term obligations Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet. (ii) Other long-term employee benefit obligations In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (n) Contributed equity Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. (o) Goods and services tax (GST) Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Genetic Technologies Limited 28